  Exhibit 6

Consent of PricewaterhouseCoopers LLP, independent chartered accountants

We hereby consent to (i) the inclusion in Canadian Natural Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 2011; and (ii) the incorporation by reference in the registration statement on Form F-9 (File No. 333-177401), of our audit report dated March 6, 2012 on the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting of Canadian Natural Resources Limited as of December 31, 2011.

/s/ PRICEWATERHOUSECOOPERS LLP

Chartered Accountants Calgary, Alberta March 27, 2012